Exhibit 8.01

VIA OVERNIGHT DELIVERY AND EMAIL

March 2, 2016

NYSE Regulation, Inc.

11 Wall Street

New York, NY 10005

Attention: Ms. Tanya Hoos

Re:	LeapFrog Enterprises, Inc. (NYSE Symbol: LF)

Dear Ms. Hoos:

On September 4, 2015, LeapFrog Enterprises, Inc. (“LeapFrog”) received your letter (the “Below Criteria Letter”), notifying LeapFrog that it is below criteria for applicable continued listing standards of the New York Stock Exchange (“NYSE”) due to the average closing price of its security over a consecutive 30-trading-day-period falling below $1.00. On September 14, 2015, LeapFrog confirmed receipt of the Below Criteria Letter.

LeapFrog hereby notifies the NYSE that it has entered into an Agreement and Plan of Merger (“Merger Agreement”) with VTech Holdings Limited, an exempted company incorporated in Bermuda with limited liability (“VTech”), and Bonita Merger Sub, L.L.C., a Delaware limited liability company and wholly owned subsidiary of VTech (“Acquisition Sub”). Pursuant to the Merger Agreement, LeapFrog will be merged with and into Acquisition Sub (the “Merger”) and become a wholly owned subsidiary of VTech, at which time we intend to initiate delisting procedures with the NYSE. The Merger is expected to close on or about April 4, 2016.

If the Merger fails to close and LeapFrog continues as an independent company, then it intends to seek the approval of its stockholders for a reverse split of LeapFrog’s common stock (“Reverse Split”) at its 2016 annual meeting, to be held in August 2016. The Reverse Split would be in an amount sufficient to bring the per share price of LeapFrog’s common stock into compliance with Section 802.01C of the NYSE Listed Company Manual.

We would appreciate you acknowledging the NYSE’s receipt of this letter by file-stamping the enclosed copy of this letter and returning it to me in the postage-paid envelope provided.

If you have any questions or concerns about these materials, please do not hesitate to call me at (510) 596-5495 or e-mail me at rarthur@leapfrog.com.

Best regards,

/s/ Raymond Arthur

Chief Financial Officer

cc:	John Barbour, Chief Executive Officer

Robert Lattuga, Senior Vice President and General Counsel